Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to use in this Registration Statement on Amendment No. 2 to Form F-1 of Yoshitsu Co., Ltd of our report dated August 27, 2021, except for note 15, as to which the date is October 27, 2021, with respect to the consolidated balance sheets of Yoshitsu Co., Ltd and its subsidiary (collectively, the “Company”) as of March 31, 2021 and 2020, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended March 31, 2021, included in this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in the Prospectus.

/s/ Friedman LLP

New York, New York

October 27, 2021